Exhibit 99.1

Ambow Education Holding Ltd. Announces Appointment of Joint Provisional Liquidators by The Grand Court Of The Cayman Islands

BEIJING, June 10, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in The People’s Republic of China, today announced that an order was made by the Grand Court of the Cayman Islands (“Grand Court”) on June 7, 2013 (the “Order”) appointing Edward Middleton, Wing Sze Tiffany Wong and Kris Beighton of KPMG as the Joint Provisional Liquidators of the Company (the “Joint Provisional Liquidators”). Upon the making of the Order, the powers of the directors of the Company ceased, except that they may cause the Company to apply to the Grand Court to discharge the Joint Provisional Liquidators upon proper notice. GL Asia Mauritius II Cayman Limited (“GLA”), a shareholder of the Company, filed a petition on April 23, 2013 in the Grand Court.

Tiffany Wong, a partner of KPMG China and one of the Joint Provisional Liquidator commented:

“The provisional liquidation provides an opportunity for all stakeholders to take stock of the current position and we will be working hard with those stakeholders to resolve the company’s current difficulties.”

The Joint Provisional Liquidators are authorized and empowered by the Grand Court to take all necessary actions to protect the Company’s assets. The powers of the Joint Provisional Liquidators include, among other things, the power to defend any actions or legal proceedings on behalf the Company, to investigate and conduct the affairs of the Company, to conduct equity or debt financings and issue securities,  to engage staff and advisors to assist them in the performance of their functions, to take possession of or collect the Company’s properties, to execute all agreements and documents on behalf of the Company, to convene meetings of creditors and contributors and to take necessary steps to ensure the good management and security of the assets and undertakings of the Company’s operating subsidiaries and affiliates.

The Joint Provisional Liquidators are required to file a report to the Grand Court within 28 days of the Order. Among other matters, the Joint Provisional Liquidators will assess and facilitate the current investigations as to the allegations that were made by a former employee of the Company of financial impropriety and wrongful conduct in connection with the Company’s acquisition of a training school in 2008 and other issues. At the current time, the Joint Provisional Liquidators expects the Company to continue operating its businesses.  Depending on a number of factors, at any future hearings the Grand Court may (i) dismiss the petition and hand control back to the directors; or (ii) adjourn the petition to allow the Joint Provisional Liquidators to continue in office; or (iii) make a winding up order; or (iv) make any other order as it sees fit.

The Order further provides that no new lawsuit or judicial proceeding may be undertaken against the Company, unless authorized by the Grand Court.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Mr. Jeffrey Stower

KPMG

Ambow Education Holding Ltd. (In Provisional Liquidation)

Tel: +1 345 914 4444 (Cayman Islands)

Email: jstower@kpmg.ky

Ms. Connie Lau

KPMG

Ambow Education Holding Ltd. (In Provisional Liquidation)

Tel: +852 2140 2366 (Hong Kong, China)

Email: connie.lau@kpmg.com